FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 28, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL ANNOUNCES FILING
OF AMENDMENT TO SUPPLEMENTAL SHELF OFFERING REPORT IN ISRAEL

Netanya, Israel – January 28, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that, following the Company's publication of a supplemental shelf offering report, or Offering Report, regarding a debentures exchange offer on January 18, 2015, the Company filed today an amendment to the Offering Report, after receiving the TASE's approval. Pursuant to the amended Offering Report the Company is offering to exchange the maximum principal amount allowed by its shelf prospectus (as amended) in order to allow its debentures holders maximum participation in the exchange offer. Should its offer be accepted, the Company will be replacing a portion of its outstanding debt having a short average maturity with new debt having a longer average maturity and the increase in the Company's total debt, as recorded in its financial reports, will be negligible, as demonstrated in the table below. The amended offer is as follows:

•           to exchange every NIS 1 principal amount of the Company's series D debentures, up to an aggregate principal amount of approximately NIS 1,023 million (instead of the original amount of NIS 293 million), for NIS 1.52 (instead of the original amount of NIS 1.45) principal amount of new debentures of the Company's existing series H debentures; and

•           to exchange every NIS 1 principal amount of the Company's series E debentures, up to an aggregate principal amount of approximately NIS 439 million (instead of the original amount of NIS 130 million), for NIS 1.23 (instead of the original amount of NIS 1.16) principal amount of new debentures of the Company's existing series I debentures.

Holders of series D and E debentures will be able to accept such exchange offer until February 2, 2015. The Company may change the amount and conversion rate of the exchange offer during such period under certain conditions.

Standard & Poor’s Maalot reaffirmed an ilA+/stable rating for such offering of debentures of up to NIS 2,100 million principal amount.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with the offering (based on the market value of the debentures that may be issued pursuant to the amended exchange offer as of January 26, 2015 and the exchange rates noted above), is approximately NIS 5.1 million.

The amendments to the Offering Report were all in favor of the series D and E debentures holders.  All other terms of the Offering Report remain unchanged.

The following tables set forth our capitalization as of September 30, 2014 (i) on an actual basis and (ii) as adjusted to reflect the exchange offer, before deducting the estimated offering expenses, assuming for this purpose that our exchange offer will be accepted in full.  This is the maximum size of the exchange offer, but there is no assurance that the maximum will be achieved.

The information in this table should be read in conjunction with and is qualified by reference to our consolidated financial statements and notes thereto and other financial information incorporated by reference into our shelf prospectus (as amended).

	As of September 30, 2014 in NIS millions (unaudited)
	Actual	As Adjusted
Cash, cash equivalents and current investments	(1,516)	(1,516)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Loans from banks	-
Outstanding debentures	4,647	4,655
Total debt	4,647	4,655

SHAREHOLDERS’ EQUITY
Ordinary shares, par value NIS 0.01 per share, 300,000,000 shares authorized, and 100,570,745 issued and outstanding as of September 30, 2014	1	1
Share premium	-	-
Capital reserve	(6)	(6)
Retained earnings	1,026	1,020
Total shareholders’ equity	1,021	1,015

Total Capitalization and Indebtedness	4,152	4,154

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under "Item 5B. Liquidity and Capital Resources – Debt Service", the Company's immediate report regarding the Company's results for the second quarter of 2014 on Form 6-K dated August 11, 2014 under "Other developments during the second quarter of 2014 and subsequent to the end of the reporting period – Debt Raising" and the Company's immediate reports on Form 6-K dated January 15, 2015 and January 18, 2015.

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering, the amount of debentures to be exchanged and the conversion rate of the exchange offer,  are subject to uncertainties and assumptions about market conditions and the debenture holders' response. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million cellular subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services and most recently – also television of the internet service in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	January 28, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary